United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: QTS Realty Trust, Inc.

2.	Name of person relying on exemption: Land & Buildings Investment Management, LLC

3.	Address of person relying on exemption: 1 Landmark Square 7th Floor Stamford, CT 06901

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Land & Buildings Issues Letter to QTS Shareholders

– Highlights that the QTS Board has not acknowledged or pledged to fix consistent failures in corporate governance and compensation practices –

– Believes urgent and meaningful change is needed at QTS in wake of ongoing shareholder value destruction –

– Urges shareholders to vote WITHHOLD on Chairman and CEO Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at May 3, 2018 Annual Meeting –

Stamford, CT— (April 30, 2018) – Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings") today issued the following letter to shareholders of QTS Realty Trust (NYSE: QTS) (“QTS” or the “Company”):

Dear QTS Shareholders:

Over the past several weeks, Land & Buildings has sought to call to account the Board of QTS for a litany of troubling issues at the Company that we believe have significantly harmed common shareholders. This is why we have urged shareholders to withhold their votes on Chairman and Chief Executive Officer Chad Williams and Chair of the Compensations Committee William Grabe at the upcoming 2018 Annual Meeting.

We are gratified by the support we have received in this effort, including from other shareholders and the leading proxy advisory service, Institutional Shareholder Services (ISS). We believe the impact of QTS’ missteps and ineffective oversight was summed up well by ISS, when they noted that, “The sum total of these actions, magnified by the company's history of relative underperformance and operational concerns, is a lack of credibility and a sense of mistrust.”i

Disappointingly – but maybe not surprisingly – the response of QTS’ Board and management has simply been to continue with business as usual. They have made no commitments to improve corporate governance and compensation practices, or to increase management oversight. Instead they apparently intend to persist with their policies and practices that have resulted in deplorable performance for QTS shareholders in our view.

Our suggestions have not been unreasonable or outside the normal policies that any company interested in maintaining good standing with its investors already would have in place. Specifically, the following changes are a minimum of what this Board should be focused on:

•	Separate the Chairman and CEO roles.
•	Refresh the Board with directors who are highly-regarded by institutional investors and can provide public company and REIT experience, as well as bring shareholder perspectives to the decision-making process.
•	Enhance compensation policies to establish a clear link to performance for common shareholders, and accountability for shareholder value destruction.
•	Opt out of MUTA.
•	Remove the requirement that Chad Williams continue to be nominated as Chairman or receive the right to walk away with a hefty payment at the expense of shareholders.
•	Eliminate the conflicts of interest resulting from the multitude of related party transactions between the Chairman and CEO and the Company.
•	Eliminate the dual-class share structure, which we believe creates a meaningful conflict of interest between the Chairman and CEO and all shareholders.

QTS clearly needs comprehensive change to turn the Company around. We are confident that absent this type of change, shareholder ire will only continue to get louder.

Land & Buildings urges its fellow shareholders to WITHHOLD on CEO and Chairman Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at the QTS Realty Trust May 3, 2018 Annual Meeting.

Sincerely,

Jonathan Litt

Founder & Chief Investment Officer

Land & Buildings

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About Land & Buildings:

Land & Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land & Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:
Pat McHugh
Okapi Partners
212-297-0721
pmchugh@okapipartners.com

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions.

i Permission to quote ISS was neither sought nor obtained.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Land & Buildings Investment Management, LLC (“Land & Buildings”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings.